                                                                                              UNITED STATES
                                                                                SECURITIES AND EXCHANGE COMMISSION
                                                                                         Washington, D.C. 20549

                                                                                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 033-75706-01

Berry Plastics Corporation
(Exact name of registrant as specified in its charter)

101 Oakley Street
Evansville, Indiana
(812) 424-2904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8⅞% Second Priority Senior Secured Fixed Rate Notes due 2014†
Second Priority Senior Secured Floating Rate Notes due 2014*
10¼% Senior Subordinated Notes due 2016*
First Priority Senior Secured Floating Rate Notes due 2015*
8¼% First Priority Senior Secured Fixed Rate Notes due 2015*
8⅞% Second Priority Senior Secured Fixed Rate Notes due 2014†
9½% Second Priority Senior Secured Notes due 2018*
9.75% Second Priority Senior Secured Notes due 2021*
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    As to each series of notes marked with an asterisk above, fewer than 300 as determined by Rule 12g5-1(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as to each series of notes marked with a dagger above, zero.

Pursuant to the requirements of the Exchange Act, Berry Plastics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 6, 2012                                                                 Berry Plastics Corporation

           By:         /s/ Mark Miles
             Mark Miles
             Executive Vice President, Controller and Treasurer

*
The series of notes denoted hereby have fewer than 300 holders of record, are not registered pursuant to Section 12 of Exchange Act, and are not listed on a national securities exchange.  The registrant has, however, continued to file periodic and current reports under the Exchange Act pursuant to its contractual obligations under the indentures governing such notes. As a result of the guarantee by the registrant’s parent company, Berry Plastics Group, Inc., of such notes, the registrant no longer has an obligation to continue to file periodic or current reports under Exchange Act and will no longer file such reports.

†	The series of notes denoted hereby have been redeemed and there are no remaining holders of such notes.